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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. Final)  *

American Pharmaceutical Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02886P 10 9

(CUSIP Number)
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02886P 10 9

1.	Names of Reporting Persons.

Biotechnology Development Fund, L.P. (“BDF”)

I.R.S. Identification Nos. of above persons (entities only).

94-3258409

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	343,961*

		6.	Shared Voting Power	1,867,290**

		7.	Sole Dispositive Power	343,961*

		8.	Shared Dispositive Power	1,867,290**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,211,251

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐.

Not applicable.

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

PN

* Except that BioAsia as the General Partner of BDF, and Kung, Leung and Engleman as members of BioAsia, may be deemed to have shared voting and investment power over these shares.

** BDF III directly owns these shares. BDF may be deemed to have shared power to vote and dispose of these shares through a 24.8% limited partnership interest in BDF III.

1.	Names of Reporting Persons.

Biotechnology Development Fund III, L.P. (“BDF III”)

I.R.S. Identification Nos. of above persons (entities only).

77-0474834

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	1,867,290

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	1,867,290

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,867,290***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐.

Not applicable.

11.	Percent of Class Represented by Amount in Row (9)

4.1%

12.	Type of Reporting Person (See Instructions)

PN

*** Except that BioAsia, the General Partner of BDF, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to vote and dispose of these shares.

1.	Names of Reporting Persons.

BioAsia Investments, LLC (“BioAsia”)

I.R.S. Identification Nos. of above persons (entities only).

94-3258407

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

California

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	2,211,251

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	2,211,251

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,211,251****

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐.

Not applicable.

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

OO

**** Includes 1,867,290 shares directly owned by BDF III and 343,961 shares directly owned by BDF.  As the General Partner of BDF and BDF III, BioAsia may be deemed to have shared power to vote and dispose of these shares.

1.	Names of Reporting Persons.

Frank F.C. Kung (“Kung”)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	30,000

		6.	Shared Voting Power	2,211,251

		7.	Sole Dispositive Power	30,000

		8.	Shared Dispositive Power	2,211,251

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,241,251, which includes 30,000 shares held directly by Mr. Kung, 1,867,290 shares directly owned by BDF III and 343,961 shares directly owned by BDF.  Mr. Kung is a member of BioAsia and may be deemed to have shared power to vote and dispose of the shares owned by BDF and BDF III.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐.

Not applicable.

11.	Percent of Class Represented by Amount in Row (9)

4.9%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.

Anselm Leung (“Leung”)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	5,000

		6.	Shared Voting Power	2,211,251

		7.	Sole Dispositive Power	5,000

		8.	Shared Dispositive Power	2,211,251

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,216,251, which includes 5,000 shares directly owned by Mr. Leung, 1,867,290 shares directly owned by BDF III and 343,961 shares directly owned by BDF.  Mr. Leung is a member of BioAsia and may be deemed to have shared power to vote and dispose of the shares owned by BDF and BDF III.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐.

Not applicable.

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.

Edgar Engleman (“Engleman”)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	3,000

		6.	Shared Voting Power	2,211,251

		7.	Sole Dispositive Power	3,000

		8.	Shared Dispositive Power	2,211,251

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,214,251, which includes 3,000 shares directly owned by Mr. Engleman, 1,867,290 shares directly owned by BDF III and 343,961 shares directly owned by BDF.  Mr. Engleman is a member of BioAsia and may be deemed to have shared power to vote and dispose of the shares owned by BDF and BDF III.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐.

Not applicable.

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	Name of Issuer

American Pharmaceutical Partners, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1101 Perimeter Drive, Suite 300
Schaumburg, IL 60173

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

	i.	Biotechnology Development Fund, L.P.

	ii.	Biotechnology Development Fund III, L.P.

	iii.	BioAsia Investments, LLC

	iv.	Frank F.C. Kung

	v.	Anselm Leung

	vi.	Edgar Engleman

BioAsia is the general partner of BDF and BDF III, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF and BDF III, or beneficially owned by BDF through a 24.8% limited partnership interest in BDF III.  Kung, Leung and Engleman are members of BioAsia, and may be deemed to have indirect beneficial ownership of the shares of the issuer directly and indirectly owned by BDF and directly owned by BDF III.

BioAsia disclaims any beneficial ownership of the issuer directly owned by BDF and BDF III except to the extent of any indirect pecuniary interest therein.  Kung, Leung and Engleman hereby disclaim beneficial ownership of the shares held by BDF and BDF III except to the extent of any respective indirect pecuniary interest therein.

Attached as Exhibit A is a copy of a Joint Filing Agreement by and among the Reporting Persons set forth above that this Schedule 13G is being filed on behalf of each Reporting Person.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each of the Reporting Persons comprising the group filing this Schedule 13G is located at 575 High Street, Suite 201, Palo Alto, CA 94301.

(c)	Citizenship

	i.	BDF is a Delaware limited partnership.

	ii.	BDF III is a Delaware limited partnership.

	iii.	BioAsia is a California limited liability company.

	iv.	Mr. Kung is a United States citizen.

	v.	Mr. Leung is a United States citizen.

	vi.	Mr. Engleman is a United States citizen.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share.

(e)	CUSIP Number

02886P 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information in item 1 and items 5 through 11 on the cover pages (pp. 2 - 7) on this Schedule 13G is hereby incorporated into this item 4 by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of BDF and BDF III and the limited liability company operating agreement of BioAsia, the general and limited partners of BDF and BDF III and the members of BioAsia each may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partners or a member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2003

BIOTECHNOLOGY DEVELOPMENT FUND, L.P.

By:		BIOASIA INVESTMENTS, LLC
its General Partner

	By:	/s/ FRANK F.C. KUNG

Frank F.C. Kung
Managing Member

BIOTECHNOLOGY DEVELOPMENT FUND III, L.P.

By:		BIOASIA INVESTMENTS, LLC
its General Partner

	By:	/s/ FRANK F.C. KUNG

Frank F.C. Kung
Managing Member

BIOASIA INVESTMENTS, LLC

By:		/s/ FRANK F.C. KUNG

Frank F.C. Kung
Managing Member

By:		/s/ FRANK F.C. KUNG

Frank F.C. Kung

By:		/s/ ANSELM LEUNG

Anselm Leung

By:		/s/ EDGAR ENGLEMAN

Edgar Engleman

EXHIBIT INDEX

Exhibit A:

Joint Filing Agreement dated March 19, 2003, by and among Biotechnology Development Fund, L.P., and Biotechnology Development Fund III, L.P., BioAsia Investments, LLC, Frank F. C. Kung, Anselm Leung and Edgar Engleman.